Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars.)

(Calgary, Alberta Apr. 29, 2015) — Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.28 per share on its common shares, payable June 25, 2015 to shareholders of record at the close of business on June 4, 2015.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability, FTSE4Good and CDP indexes, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com